SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 28 August 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 28 August 2026
           re: Transaction in Own Shares

28 August 2026

TRANSACTIONS IN OWN SECURITIES

Lloyds Banking Group plc (the "Company") announces today that it has purchased the following number of its ordinary shares, from Goldman Sachs International (the "Broker").

Such purchases form part of the Company's existing share buyback programmes and were effected pursuant to the instructions issued by the Company to the Broker, as announced on 30 January 2026 and 31 July 2026.

Purchases pursuant to the share buyback programme announced 30 January 2026

Date of purchase	Aggregate number of ordinary shares purchased (pence)	Highest price paid per share (pence)	Lowest price paid per share (pence)	Volume weighted average price paid per share (pence)
24/08/2026	8,000,000	111.9000	111.0000	111.4481
25/08/2026	8,000,000	112.3500	110.9000	111.6152
26/08/2026	9,000,000	112.1000	111.4000	111.7888
27/08/2026	17,073,868	112.1500	109.1500	109.8050
28/08/2026	25,031,102	110.0000	108.7500	109.5478

Purchases pursuant to the share buyback programme announced 31 July 2026

Date of purchase	Aggregate number of ordinary shares purchased (pence)	Highest price paid per share (pence)	Lowest price paid per share (pence)	Volume weighted average price paid per share (pence)
24/08/2026	0	0.0000	0.0000	0.0000
25/08/2026	0	0.0000	0.0000	0.0000
26/08/2026	0	0.0000	0.0000	0.0000
27/08/2026	0	0.0000	0.0000	0.0000
28/08/2026	0	0.0000	0.0000	0.0000

The Company intends to cancel these shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) (as such legislation forms part of assimilated law as defined in the EU (Withdrawal) Act 2018), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buyback programme is set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/7021S_1-2026-8-28.pdf

- END –

For further information:

Investor Relations
Douglas Radcliffe                                                                                                           +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                                      +44 (0)20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 28 August 2026